UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
VasoGnosis, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 6, 2019

Physical address of issuer
790 N Milwaukee St Suite 308, Milwaukee, WI, 53202

Website of issuer
http://vasognosis.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$600,000

Deadline to reach the target offering amount
August 14, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$104,99	N/A
Cash & Cash Equivalents	$26,782	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$25,571	N/A
Long-term Debt	$45,000	N/A
Revenues/Sales	$71,755	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	$-23,857	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 19, 2020

VASOGNOSIS, INC.



Up to $600,000 of Crowd Notes

VasoGnosis, Inc. ("VasoGnosis" "the Company," "we," "us", or "our"), is offering up to $600,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 14, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by August 14, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by August 7, 2020 will be permitted to increase their subscription amount at any time on or before August 14, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 7, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $600,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 7, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at http://vasognosis.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/vasognosis

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

VasoGnosis, Inc. is a Delaware Corporation, formed on February 6, 2019.

The Company is located at 790 N Milwaukee St Suite 308, Milwaukee, WI, 53202.

The Company's website is http://www.vasognosis.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/vasognosis and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$600,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	August 14, 2020
Use of proceeds	See the description of the use of proceeds on page 10 hereof.
Voting Rights	See the description of the voting rights on pages 16, 17, and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The HealthTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare and medical tech industries are heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is not legally required to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D for its Pre-Seed offering from 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
VasoGnosis's mission is to save brains – so people can keep living independently. Our AI-powered diagnostic and surgical planning software as a service (SaaS) for cerebrovascular diseases, helps neurosurgeons and interventional neuroradiologists make data-driven decisions.

Business Plan

VasoGnosis's SaaS platform is built to provide detection and surgical planning solutions for all cerebrovascular diseases. We started with brain aneurysm, but, we don't intend to stop there. VasoGnosis's business models is a combination of subscription and pay per use:
- Hospitals will be charged an average annual fee of $50,000 for unlimited use of detection platform.
- There will be an extra $2,000 charge for each surgical planning case.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
R&D	100%	100%	80%
Regulation Filing	0%	0%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ali Bakhshinejad	CEO	02/2019 - Present - CEO and co-founder at VasoGnosis Responsibilities- Creating, communicating, and implementing the organization's vision, mission, and overall direction while working as a hands on manager. 08/2018 - 02/2019 Post doctoral researcher at Medical College of Wisconsin Responsibilities - Performing research in medical image processing with focus on brain aneurysm. 01/2014 - 08/2019 - PhD student at the University of Wisconsin Milwaukee

		and performing research on blood flow simulation on brain aneurysm.
Pedram Ghamisi	CTO	08/2019 - Now, Co-Chair of the IEEE Image Analysis and Data Fusion Technical Committee 02/2019 - Now, CTO and Co-Founder of VasoGnosis Inc, USA 06/2018 - Now, Head of the Machine Learning group at Helmholtz-Zentrum Dresden-Rossendorf (HZDR), Germany 10/2015 - 05/2018, Research Scientist at German Aerospace Center (DLR) 10/2015 - 09/2017, Research Scientist at the Technical University of Munich (TUM) and Heidelberg University (HU), Germany
Alexandria Miller	COO	02/2019 - Present - COO and co-founder at Vasognosis Responsibilities - Developing machine learning algorithms, coding, and training new employees with data management tools. 01/2017 - 01/2019 - UWM Makerspace Co-President Responsibilities - Managing safety, organization, maintenance, and training sessions for the space and students using the makerspace. 2017 - Aug 2019 - UWM/MCW Student Researcher Responsibilities - Running a fluids research lab, performing simulations, and handling data and sample transfer between institutions to investigate aneurysm flow dynamics.
Sundeep Mangla	CMO	4/19 – present: Chief Medical Officer, Vasognosis Responsibilities – Developing clinical applications, trials, and adoption strategies for AI in Cerebrovascular Disease 4/13 – present: Neurointerventional Consultant, Neurological Surgery PC, Rockville Center, New York Responsibilities – Neurovascular Clinical and Academic Program Development 8/17 – present: Neurointerventional Faculty, Radiology and Neurosurgery, Mount Sinai South Nassau Hospital, Oceanside, New York

		Responsibilities – Neurovascular Clinical and Academic Program Development
		4/13 – present: Neurointerventional Faculty, Radiology and Neurosurgery, NYU Winthrop University Hospital, Mineola, New York
		Responsibilities – Neurovascular Clinical and Academic Program Development
		6/09 – 9/19: Chief of Neurointerventional Radiology, Radiology and Neurosurgery, Lincoln Medical and Mental Health Center, Bronx, New York
		Responsibilities – Neurovascular Clinical and Academic Program Development
		8/03 - 8/19: Director of Interventional Neuroradiology and Associate Professor of Radiology, Neurosurgery, Neurology and School of Graduate Studies in Biomedical Engineering, SUNY Downstate Health Science Center, Brooklyn, New York
		Responsibilities – Neurovascular Clinical and Academic Program Development
Kevin Koch	Board Member, Advisor	01/2014 – Present, Associate Professor, Radiology, Medical College of Wisconsin, Milwaukee, WI Responsibilities – procure and manage funded medical imaging research studies, mentor graduate and medical students, teach imaging courses, serve on IRB committee, and MRI safety committee 11/2016 - Present Director, Center for Imaging Research, Medical College of Wisconsin, Milwaukee, WI Responsibilities – oversee imaging research center, setting direction, managing capital equipment purchases and maintenance (3 human MRI scanners, 2 pre-clinical imaging devices), manage staff of 15 technical employees. 02/2018-Present – Vice Chair of Translational Research, Department of Radiology, Medical College of Wisconsin Responsibilities – develop programmatic plan to expand

	translational research in radiology at MCW. Establish close partnership with radiologists to enhance the capabilities of diagnostic medical imaging.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock - Non-Restricted	1,052,935	Yes	N/A	N/A	17.69%	N/A
Common Stock - Restricted	4,812,210	Yes	N/A	N/A	80.83%	N/A
Option Pool	88,055	No	N/A	N/A	1.48%	N/A

The Company has the following debt outstanding:

The Company issued two convertible equity securities for cash proceeds of $45,000 during the period ended December 31, 2019. The securities are all convertible into common shares of the Company and mature 18 months from the date of issuance. One of the of the securities, totaling $25,000, bears an interest rate of 7% per annum and may be converted upon the following:

1. If within 90 days of April 18, 2020, the Company consummates a financing event in which the Company receives cash of no less than $500,000 for the sale of the Company's capital stock, the security will be automatically converted into shares of common stock of the Company at a price of the lower of 90% of the lowest price paid for common stock as part of the $500,000 or more purchase, or the quotient of $1,500,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the financing event.
2. If after 90 days from April 18, 2020, the Company consummates a financing event in which the Company receives cash of no less than $500,000 for the sale of the Company's capital stock, the security will be automatically be converted into shares of common stock of the Company at a price of the lower of 80% of the lowest price paid for common stock as part of the $500,000 or more purchase, or the quotient of $1,500,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the financing event.
3. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement equal to two times the aggregate principal amount and all accrued but unpaid Interest then outstanding.
4. Upon maturity, holders may elect to convert the outstanding principal and all accrued but unpaid interest to common shares of the Company at a price equal to the quotient of $1,400,000, divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date

One security, totaling $20,000, bears an interest rate of 8% per annum and may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's common stock, the security will be automatically converted into shares of common stock of the Company at a price of the

lower of 80% of the price paid for common stock as part of the $1,500,000 or more purchase, or the quotient resulting from dividing $4,000,000 by the number of outstanding shares of common stock immediately prior to the financing event.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient resulting from dividing $4,000,000 by the number of outstanding shares of common stock immediately prior to the sale or transfer.

3. Upon maturity, holders may elect at any time to convert the security to common shares of the Company at a price equal to the quotient resulting from dividing $4,000,000 by the number of outstanding shares of common stock as of the maturity date.

Ownership

A majority of the Company is owned by a single individual. That individual is Ali Bakhshinejad.

Name	Number and type/class of security held	Percentage ownership
Ali Bakhshinejad	Common Stock	50.39%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

VasoGnosis, Inc. ("the Company") was incorporated on February 6, 2019 under the laws of the State of Delaware, and is headquartered in Milwaukee, Wisconsin. The Company is developing a diagnostic and surgical planning software as-a-service (SaaS) for cerebrovascular disease powered by artificial intelligence.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $14,000 cash on hand as of June 17th, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

See above debt chart for Convertible Notes issued.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately

five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ali Bakhshinejad
_____
(Signature)

Ali Bakhshinejad
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ali Bakhshinejad
_____
(Signature)

Ali Bakhshinejad
_____
(Name)

CEO
_____
(Title)

June 19, 2020
_____
(Date)

/s/Pedram Ghamisi
_____
(Signature)

Pedram Ghamisi
_____
(Name)

CTO
_____
(Title)

June 19, 2020
_____
(Date)

/s/Kevin Koch
_____
(Signature)

Kevin Koch
_____
(Name)

Board Member, Advisor
_____
(Title)

June 19, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



VASOGNOSIS, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019

VASOGNOSIS, INC.

For the Period from February 6, 2019 (inception) Ended December 31, 2019

Table of Contents



F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of VasoGnosis, Inc.
Milwaukee, Wisconsin

We have reviewed the accompanying financial statements of VasoGnosis, Inc. ("the Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from February 6, 2019 (inception) ended December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses since inception and has yet to launch principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

June 9, 2020

VASOGNOSIS, INC.
BALANCE SHEET
December 31, 2019
(unaudited)

	2019
Assets	
Current assets	
Cash and cash equivalents	$ 26,782
Prepaid expenses	3,591
Total current assets	30,373
Intangible assets, net	74,618
Total assets	$ 104,991
Liabilities and stockholders' equity	
Current liabilities	
Accounts payable and accrued expenses	$ 10,611
Deferred tax liability	14,153
Accrued interest	807
Total current liabilities	25,571
Convertible notes payable, noncurrent portion	45,000
Total liabilities	70,571
Commitments and contingencies	-
Stockholders' equity	
Common stock, 5,365,100 shares issued	
and outstanding at December 31, 2019	54
Additional paid-in capital	58,223
Accumulated deficit	(23,857)
Total stockholders' equity	34,420
Total liabilities and stockholders' equity	$ 104,991

See independent accountants' review report and accompanying notes to the financial statements.

VASOGNOSIS, INC.

STATEMENT OF OPERATIONS

For the Period from February 6, 2019 (inception) Ended December 31, 2019

(unaudited)

		2019
Revenue	$	71,755
Operating expenses		
Professional fees		18,191
Travel		10,879
Marketing		8,162
General and administrative		7,002
Contractor		4,473
Rent		1,596
Payroll and related expenses		5,088
Stock compensation expense		28,277
Total operating expenses		83,668
Loss from operations		(11,913)
Other income (expense)		
Interest expense		(807)
Award income		3,016
Total other income (expense)		2,209
Net loss before income taxes		(9,704)
Provision for income taxes		(14,153)
Net loss	$	(23,857)

See independent accountants' review report and accompanying notes to the financial statements.

VASOGNOSIS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period from February 6, 2019 (inception) Ended December 31, 2019

(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance on February 6, 2019 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	465,000	5	29,995	-	30,000
Issuance of common stock for services	4,900,100	49	28,228	-	28,277
Net loss	-	-	-	(23,857)	(23,857)
Balance on December 31, 2019	5,365,100	$ 54	$ 58,223	$ (23,857)	$ 34,420

See accountants' review report and accompanying notes to the financial statements.

4

VASOGNOSIS, INC.

STATEMENT OF CASH FLOWS

For the Period from February 6, 2019 (inception) Ended December 31, 2019

(unaudited)

	2019
Cash flows from operating activities	
Net loss	$ (23,857)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Common stock issued for services	49
Changes in operating assets and liabilities:	
Prepaid rent	(3,591)
Accounts payable and accrued expenses	10,611
Deferred tax liability	14,153
Accrued interest	807
Net cash used by operating activities	(1,828)
Cash flows from investing activities	
Payments for the purchase of intangible assets	(74,618)
Net cash used by investing activities	(74,618)
Cash flows from financing activities	
Proceeds from issuance of convertible notes	45,000
Proceeds from issuance of common stock	58,228
Net cash provided by financing activities	103,228
Net decrease in cash and cash equivalents	26,782
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ 26,782
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	-
Income taxes	-
	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

VasoGnosis, Inc. ("the Company") was incorporated on February 6, 2019 under the laws of the State of Delaware, and is headquartered in Milwaukee, Wisconsin. The Company is developing a diagnostic and surgical planning software-as-a-service (SaaS) for cerebrovascular disease powered by artificial intelligence.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the period ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue in accordance with ASC 606 when its performance obligations to its customers are satisfied and collection is probable.

Award Income
During the period ended December 31, 2019, the Company recognized other income for an award received through a pitch competition for presenting the Company's innovations and business model. Revenue from this award was recognized once the award was granted and all requirements to receive award income were complete.

Risks and Uncertainties

The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient financing or assets required to complete development of its final product and begin principal operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Intangibles

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2019.

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2019, the Company recognized $8,162 in advertising costs recorded under the heading 'Marketing' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company's federal net operating losses are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax liability of the Company at December 31:

	2019
Deferred tax asset (liability):	
Deferred tax asset on stock compensation	$ 5,938
Deferred tax liability on intangible assets	(20,091)
Deferred tax liability, net	(14,153)

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 9, 2020, the date these financial statements were available to be issued.

As of March 18, 2020, the Company granted 449,445 shares of common stock to one individual under the Company's 2019 Equity Incentive Plan for services with a fair value of $28,996. Shares are to be fully vested after the recipient has completed five years of continuous service for the Company.

As of April 16, 2020, the Company issued 104,600 shares of common stock to three individuals in exchange for services and intellectual property with a fair value of $6,748.

The Company issued four convertible equity securities for cash proceeds of $100,000 bearing an interest rate of 7% per annum due in 2021.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $23,857 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2019
Software	$ 74,618
Accumulated amortization	-
Intangible assets, net	$ 74,618

No amortization expense was recorded for the period ended December 31, 2019. Amortization expense is to begin to be recognized once the development stage is completed.

NOTE 4 – CONVERTIBLE EQUITY SECURITIES

The Company issued two convertible equity securities for cash proceeds of $45,000 during the period ended December 31, 2019. The securities are all convertible into common shares of the Company and mature 18 months from the date of issuance. One of the of the securities, totaling $25,000, bears an interest rate of 7% per annum and may be converted upon the following:

1. If within 90 days of April 18, 2020, the Company consummates a financing event in which the Company receives cash of no less than $500,000 for the sale of the Company's capital stock, the security will be automatically converted into shares of common stock of the Company at a price of the lower of 90% of the lowest price paid for common stock as part of the $500,000 or more purchase, or the quotient of $1,500,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the financing event.

2. If after 90 days from April 18, 2020, the Company consummates a financing event in which the Company receives cash of no less than $500,000 for the sale of the Company's capital stock, the security will be automatically be converted into shares of common stock of the Company at a price of the lower of 80% of the lowest price paid for common stock as part of the $500,000 or more purchase, or the quotient of $1,500,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the financing event.
3. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement equal to two times the aggregate principal amount and all accrued but unpaid Interest then outstanding.
4. Upon maturity, holders may elect to convert the outstanding principal and all accrued but unpaid interest to common shares of the Company at a price equal to the quotient of $1,400,000, divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date

One security, totaling $20,000, bears an interest rate of 8% per annum and may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's common stock, the security will be automatically converted into shares of common stock of the Company at a price of the lower of 80% of the price paid for common stock as part of the $1,500,000 or more purchase, or the quotient resulting from dividing $4,000,000 by the number of outstanding shares of common stock immediately prior to the financing event.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient resulting from dividing $4,000,000 by the number of outstanding shares of common stock immediately prior to the sale or transfer.
3. Upon maturity, holders may elect at any time to convert the security to common shares of the Company at a price equal to the quotient resulting from dividing $4,000,000 by the number of outstanding shares of common stock as of the maturity date.

Future minimum principal payments include $45,000 due on all outstanding convertible notes payable in 2021.

The Company recognized interest expense of $807 during the period ended December 31, 2019.

NOTE 5 – COMMON STOCK

At December 31, 2019, the Company has 10,000,000, $.00001 par value, shares of common stock authorized, with 5,365,100 shares issued and outstanding. The Company executed the 2019 Equity Incentive Plan, which reserved 537,500 common shares to be granted to directors, employees and consultants of the Company. No shares were granted under the 2019 Equity Incentive Plan during the period ended December 31, 2019

During the period ended December 31, 2019, the Company issued 465,000 shares of common stock for total cash proceeds of $30,000 at a price of $.065 per share.

During the period ended December 31, 2019, the Company granted 4,900,100 shares of common stock with a fair value of $28,276 to fifteen individuals in exchange for services and intellectual property.

EXHIBIT C
PDF of SI Website



Invest in VasoGnosis Inc.

AI-powered diagnostic and surgical planning software platform

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DISCLAIMER

$1,000	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

This presentation contains offering materials prepared solely by VasoG
assistance of SI Securities, and not subject to FINRA Rule 2210. In add
may contain forward-looking statements and information relating to, am
company, its business plan and strategy, and its industry. These statem
management's current views with respect to future events based inform
available and are subject to risks and uncertainties that could cause the
results to differ materially. Investors are cautioned not to place undue re
forward   istrations of
principle   not represer
results, levels of activity, performance, or achievements, all of which ca
Moreover, no person nor any other person or entity assumes responsib
and completeness of forward-looking statements, and is under no duty
statements to conform them to actual results.

Time Left   49d : 13h : 24m

Purchased securities are not listed on any exchange.

Website: www.vasognosis.com

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VasoGnosis Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by VasoGnosis Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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Company Highlights

> Provisional patent submitted for our A.I. platform for aneurysm detection and analysis.

> Entered license and project agreements with Medical College of Wisconsin and UMass Memorial for validation trial and pilot program.

> Investors include Health Wildcatters and GPG Ventures.

> Advisors include Alexander Kempe, former CFO of GE Healthcare and Nima Aghaeepour, PhD, Assistant Professor at the Stanford School of Medicine.

> VasoGnosis has been accepted into NVIDIA Inception program which nurtures cutting-edge AI startups who are revolutionizing industries. This virtual accelerator offers go-to-market support, expertise, and technology for program members through deep learning training, exclusive Inception events, preferred pricing on hardware, and more.

Fundraise Highlights

> Total Round Size: US $600,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type : Crowd Note

> Valuation Cap: US $4,000,000

> Target Minimum Raise Amount: US $500,000

> Offering Type: Side by Side Offering

VasoGnosis has developed an AI-powered diagnostic and surgical planning software platform for neurovascular diseases, which will assist neurosurgeons and interventional neuroradiologists to make better decisions impacting quality of life.

Today, 150M+ people are suffering from a brain aneurysm globally. Each year 500K people die because of strokes which, in most cases, are caused by aneurysm. VasoGnosis's mission is to save brains – so people can keep living independently. Our AI-powered diagnostic and surgical planning software as a service (SaaS) for cerebrovascular diseases, helps neurosurgeons and interventional neuroradiologists make data-driven decisions. VasoGnosis's predictive analytics powered by Big-Data will substantiate the need for life-dependent surgeries that would otherwise be unsupported. To demonstrate clinical relevance and establish commercial relationships, VasoGnosis has entered functional agreements with medical institutions like UMass Memorial and Medical College of Wisconsin.

VasoGnosis artificial intelligence algorithms are trained to extract vasculature information from medical images to detect abnormalities. Once an anomaly is found, the algorithm identifies the diseases and shows its location. Our system provides three-dimensional measurements in a customizable radiology report format. After the accurate measurement, our software performs a detailed analysis that determines the necessity of surgical operation. When the surgery is verified by the surgeon, VasoGnosis's surgical planning tool enables surgeons to rehearse the surgery via a blood flow simulator and evaluate patient outcomes.

VasoGnosis's SaaS platform is built to provide detection and surgical planning solutions for all cerebrovascular diseases. We started with brain aneurysm, but, we don't intend to stop there. VasoGnosis's business models is a combination of subscription and pay per use:

- Hospitals will be charged an average annual fee of $50,000 for unlimited use of detection platform.

- There will be an extra $2,000 charge for each surgical planning case.

Gallery



VasoGnosis Introduction

▶

Public Overview Video.

Media Mentions



The Team

Founders and Officers

Ali Bakhshinejad



CO-FOUNDER AND CHIEF EXECUTIVE OFFICER

Ali holds a PhD in Mechanical Engineering from University of Wisconsin Milwaukee, USA. He is passionate about fluid dynamics and machine learning with applications to healthcare and blood flow models.

Prior to Ali founding VasoGnosis in 2019, he was a postdoc researcher at the neurosurgery department of Medical College of Wisconsin performing research on brain aneurysm. Before immigrating to the USA in 2014, Ali founded two other IT companies.



Pedram Ghamisi
CO-FOUNDER AND CHIEF TECHNOLOGY OFFICER

Pedram Ghamisi, a senior member of IEEE, graduated with a Ph.D. in electrical and computer engineering at the University of Iceland in 2015. He works as the head of the machine learning group at Helmholtz-Zentrum Dresden-Rossendorf (HZDR), Germany and as the CTO and co-founder of VasoGnosis Inc, USA. He is also the co-chair of IEEE Image Analysis and Data Fusion Committee. Dr. Ghamisi has won several awards mostly on the topics of machine (deep) learning and multi-sensor data fusion and his papers have been frequently recognized as the most popular ones published by IEEE Geoscience and Remote Sensing journals. For detailed info, please see http://pedram-ghamisi.com/.



Sundeep Mangla
CHIEF MEDICAL OFFICER

Sundeep Mangla, M.D., is a Clinical and Research Expert in Interventional Neuroradiology and Endovascular Neurosurgery, focusing on advancing diagnosis and treatment of complex cerebrovascular diseases. After completing his training at NEOMED, USC, Yale, and University of Iowa (1992-2000), Dr. Mangla has served as attending faculty at Columbia, Cornell, SUNY, NYU, and Mount Sinai in New York having performed several thousand neurovascular interventions for brain aneurysms, ischemic, and hemorrhagic stroke from 2000-2020. Dr. Mangla has extensive record of peer-reviewed publications, international presentations of original basic science and clinical research (Neuroimaging, Stroke Intervention, Aneurysm Therapy), clinical trials (ARUBA, MERCI, TEAM), and novel biomedical diagnostic and therapeutic tool development and testing (Animal Models, Brain Hypothermia, Ischemic Stroke Imaging, Nano-engineering) for management of cerebrovascular disease patients. He has extensive experience collaborating with the medical device industry, developing and testing new products, and joined the Vasognosis team as CMO in 2019.



Alexa Miller
CO-FOUNDER AND CHIEF OPERATION OFFICER

Alexa is a multi-talented engineer with experience in software, hardware, fluid dynamics, and rapid physical prototyping. She received her degree in mechanical engineering from the University of Wisconsin - Milwaukee, and has a further 10 years of experience with coding and data analysis. She thrives on large solution-spaces and fast-paced development environments, and excels at creating minimum viable products to test out new ideas.

Notable Advisors & Investors

 **Hubert Zajicek, MD**    **JR Garcia**    **Alexander Kempe**

 **Jeffrey Haithcock, MD**    **Nima Aghaeepour, PhD**    **Andrew Nencka, PhD**

 **Kevin Koch, PhD**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $600,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While VasoGnosis Inc. has set an overall target minimum of US $500,000 for the round, VasoGnosis Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to VasoGnosis Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised   If Maximum Amount Is Raised



● R&D   ● R&D   ● Regulation Filling

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $30,000
Closed Date	Feb 20, 2019
Security Type	Common Equity

Pre-Seed	
Round Size	US $145,000
Closed Date	Sep 20, 2019
Security Type	Convertible Note
Valuation Cap	US $1,500,000

Market Landscape



World market for AI-based medical image analysis software - revenue forecast ($m)

It is becoming increasingly clear that machine learning will transform many aspects of healthcare delivery, with imaging-enabled specialties such as radiology and pathology set to be early adopters. In the coming years, medical imaging professionals will have a rapidly expanding AI-enabled diagnostic toolkit at their disposal, to support with all aspects of image interpretation from detection, classification and segmentation, through to the extraction of quantitative imaging features and biomarkers.

In addition to supporting the diagnostic process and improving clinical outcomes, machine learning will also boost productivity from the use of smart workflow and reporting tools. There are also applications for machine learning beyond image interpretation, from helping imaging departments to maximize their operational performance, to tools that enhance the image acquisition process, ensuring the best quality image is obtained for each examination. With the medical imaging industry at the start of a new wave of AI-fuelled technology innovation, and one that is set to disrupt all aspects of the profession, now is the time for health providers to establish an AI roadmap to ensure they fully benefit and remain competitive.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The HealthTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare and medical tech industries are heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is not legally required to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D for its Pre-Seed offering from 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
Financials (2 files)	May 22, 2020	Folder
Fundraising Round (1 file)	May 22, 2020	Folder
Investor Agreements (1 file)	May 22, 2020	Folder
Miscellaneous (4 files)	May 22, 2020	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in VasoGnosis Inc.

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by VasoGnosis Inc.. Once VasoGnosis Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to VasoGnosis Inc. in exchange for your securities. At that point, you will be a proud owner in VasoGnosis Inc..

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, VasoGnosis Inc. has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
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4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now VasoGnosis Inc. does not plan to list these securities on a national exchange or another secondary market. At some point VasoGnosis Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when VasoGnosis Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

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Other General Questions

What is this page about?

This is VasoGnosis Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the VasoGnosis Inc.'s Form C. The Form C includes important details about VasoGnosis Inc.'s fundraise that you should review before investing.

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For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



VASOGNOSIS



nVIDIA.



startups TO WATCH

AI-Powered Diagnostic and Surgical Planning Software Platform for Cerebrovascular Diseases

V.SeedInvest.2020.6



DISCLAIMER

This presentation contains offering materials prepared solely by VasoGnosis Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



TO SAVE BRAINS, SO PATIENTS CAN KEEP LIVING INDEPENDENTLY!

CEREBROVASCULAR DISEASES[1]

Cerebrovascular diseases include disorders in any area of the brain both temporarily or permanently affected by ischemia or bleeding and one or more of the cerebral blood vessels involved in the pathological process. Cerebrovascular diseases – e.g., Stroke, Carotid Stenosis, Vertebral Stenosis, and Intracranial Stenosis, Aneurysms, and Vascular Malformations.

Blood flow obstructions occur from vessel narrowing (stenosis), clot formation (thrombosis), blockage (embolism) or blood vessel rupture (hemorrhage). Lack of sufficient blood flow (ischemia) affects brain tissue and can cause a stroke.

VasoGnosis' mission has been initiated by addressing brain aneurysm. The solution suites will expand to other diseases upon success of improving aneurysm patient outcome.

---

1 Cerebro = the large part of the brain; Vascular = arteries and veins; Cerebro + Vascular = Vascular system in the brain.

BRAIN ANEURYSM



A brain aneurysm is a weak, bulging area in an **artery** (1) in the brain, analogous to a thin balloon or a weak spot on a tire's inner tube. Because its walls may be weak and thin, an aneurysm is at risk of rupturing. If an aneurysm ruptures, blood spills into the space between the skull and the brain, a serious type of **stroke** (2) known as a **subarachnoid hemorrhage (SAH)** (3).

1) A thick-walled blood vessel carrying blood flow from the heart to any organ of the body, including the brain.

2) A disability caused by injury to the brain. Most strokes are caused by loss of blood flow to a portion of the brain (called an ischemic stroke or cerebral infarction) or by injury related to bleeding within the brain tissue (an intracerebral hemorrhage) or into the space around the brain (subarachnoid hemorrhage).

3) Bleeding into the space around the brain (the subarachnoid space).

BRAIN ANEURYSM FACTS



1) More than 152M people, world wide, are suffering from brain aneurysm
2) There are almost 500,000 deaths worldwide each year caused by brain aneurysms, and half the victims are younger than 50.
3) Ruptured brain aneurysms are fatal in about 50% of cases. Of those who survive, about 66% suffer some permanent neurological deficit.
4) Approximately 15% of people with a ruptured aneurysm die before reaching the hospital. Most of the deaths are due to rapid and massive brain injury from the initial bleeding.
5) Brain aneurysms are most prevalent in people ages 35 to 60, but can occur in children as well. Most aneurysms develop after the age of 40.
6) The treatment of ruptured brain aneurysms is far more costly than the treatment of unruptured aneurysms: The cost of a brain aneurysm treated by surgical **clipping** more than doubles after the aneurysm has ruptured. The cost of a brain aneurysm treated by **endovascular coiling** increases by about 70% after the aneurysm has ruptured.

Ref: https://bafound.org/about-brain-aneurysms/brain-aneurysm-basics/brain-aneurysm-statistics-and-facts/

PROBLEM

Diagnosis and selection of the surgical devices (more than 32 FDA cleared devices in the market) for the cerebrovascular disease patients are:

1) Manual and based on the surgeon's preference not patient's unique anatomy
2) Time consuming
3) Susceptible to poor patient outcome (1 out of 4 surgeries result in unsuccessful outcome that leads to more than $65k extra charge for the patient in less than one year from the first operation)



TREATMENT OPTIONS

WAIT AND WATCH

Once diagnosed with a brain aneurysm, the patient will be placed on a watch list forever. They have to come back for a new head scan regularly. Each time, the radiologist has to review all scans up to five years prior to that scan in order to perform a risk assessment.



SURGERY

If at any time, the risk assessment performed by the radiologist suggests a high risk and an unstable aneurysm, the patient will be offered a surgical path. At this stage, a neurosurgeon will select the best implant based on their prior experience and personal judgment. Today, on average, 1 in 4 patients need a second operation to correct the initial surgery.









SOLUTION

Virtual Surgery Assistant Series (ViSA Series)

END-TO-END SOLUTION



VasoGnosis' end-to-end solution will provide:

1. Automatic aneurysm detection in less than 5 minutes as well as performing a thorough risk assessment based on the patient's health and specific anatomy
2. Selects the best implant for the patient based on their unique anatomy

DETECTION



Aneurysm: 99%
Aneurysm: 99%
Aneurysm: 99%

VasoGnosis' brain aneurysm detection engine is a state-of-the-art artificial intelligence algorithm, trained on hundreds of unique MRI scans, to find brain aneurysms. Above is a preliminary result image from our aneurysm detection algorithm.

Once an aneurysm is found, based on its location and patient's health profile, the software will perform a risk assessment to estimate the risk of rupture and stability of the aneurysm.

Today	With VasoGnosis
It takes anywhere from 1 hour to 4 days from the scan time for the radiologist to read the images	5 minutes after scan the results are ready
The diagnostic accuracy is highly dependent on the radiologists experience	Increase in accuracy; no longer dependent on radiologist's experience

SURGICAL PLANNING

Once a high risk aneurysm is identified, the big question is which device is the best option. There are more than 32 unique devices that a surgeon can select from.

Once the VasoGnosis' surgical planning software identifies the location of the surgery, it will then look at all possible scenarios on how to get there and by which device. The algorithm will find the fastest and most secure path to get to the location of surgery and deploy the implant.

Today	With VasoGnosis
Surgical planning is solely based on the surgeon's preference.	The surgical planning is based on patient's unique anatomy and health condition.
The device selection is based on a few limited devices available at the hospital.	The device selection is based on all FDA cleared devices in the market.



BUSINESS MODEL



$50,000

Per Year
Detection Algorithm





$2,000

Per Case
Surgical Planning

Currently, VasoGnosis is in the process of starting two pilot programs at the Medical College of Wisconsin and the UMass Memorial hospital system. The subscription prices shown here are what we are anticipating to charge our clients. However, the company is still in pre-revenue stage.



UMassMemorial
Health Care

Agreements in place for validation trial and pilot program.

UMass is sharing 100 datasets with us for these purposes.



MEDICAL COLLEGE OF WISCONSIN

Agreements in place for validation trial and pilot program.

MCW is sharing more than 700 datasets with us for these purposes.

Today, VasoGnosis has successfully processed more than 1400 head scans in less than one year.

REVENUE PROJECTION


480
400
320
240
160
80
0
$60
$50
$40
$30
$20
$10
$0
SEED
SERIES A
SERIES B
5
5
20
50
150
400
2020
2021
2022
2023
2024
2025
OF HOSPITALS
REVENUE (MILLIONS)

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

COMPETITION



HeartFlow is the pioneer in bringing simulation into surgical planning. The company was valued at $1.3B pre-money in 2018. However, their focus is cardiovascular.

Sim&Cure is providing surgical planning for brain aneurysm. However, their model doesn't have any detection capabilities, nor A.I. automatic evaluation of devices.





VasoGnosis is providing full automatic detection and surgical planning software for cerebrovascular diseases.

INTELLECTUAL PROPERTY

Exclusive Rights:

- "SYSTEMS AND METHODS FOR GENERATING CLASSIFYING AND QUANTITATIVE ANALYSIS REPORTS OF ANEURYSMS FROM MEDICAL IMAGE DATA" From the Medical College of Wisconsin, inventors: Ali Bakhshinejad, PhD; Kevin Koch, PhD; Andrew Nencka, PhD

PRODUCT RELEASE TIMELINE



1

Q1 2020

- Fully automated 3D segmentation



2

Q3 2020

- Fully automated aneurysm detection



3

Q1 2021

- Longitudinal study



4

Q2 2021

- Surgical Navigation

TEAM



Ali Bakhshinejad, Ph.D.
CEO and Co-Founder

Two time founder

Five years of experience
in analyzing aneurysms



Pedram Ghamisi, Ph.D.
CTO and Co-Founder

Ten years of experience in
machine learning

Well respected researcher



Alexandria Miller
COO and Co-Founder

Eight years development
experience

Three years of experience
in blood flow simulation



Sundeep Mangla, M.D.
CMO

Interventional Neuroradiologist

More than twenty years of
clinical experience

+ 4FT & 5PT

ADVISORY BOARD





Nima Aghaeepour, Ph.D.

Assistant Professor in the
School of Medicine





Alexander Kempe

Two decades of operating and
investment management
experience with GE & GE
Healthcare ("GEHC")





**Kevin Koch, Ph.D.
(Co-Founder)**

Associate Professor of
Radiology & Biomedical
Engineering





Andrew S. Nencka, Ph.D.

Associate Professor of
Radiology



Jeffrey Haithcock, M.D.

Interventional Neuroradiologist

INVESTORS



GREEN PARK & GOLF
VENTURES

Tier-one Angel Investors



FUNDING TRACTION

As of June 10th 2020, VasoGnosis was able to raise $170k as pre-seed round. Using these resources, our team was able to finish the first product and release the beta version on May 22nd 2020.

Currently, we are raising an additional pre-seed round on the SeedInvest platform. The funding will be dedicated to finishing the development of the final product and releasing it at two hospital systems as pilots and clinical validation trials.







THANK YOU



EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

VasoGnosis Introduction
https://www.youtube.com/watch?v=q8ewh5WuCLs&feature=emb_title

Brain aneurysm is a weak, bulging spot on the wall of a brain artery. Based on brain aneurysm foundation research, more than 152 million people worldwide are suffering from a brain aneurysm. Despite the widespread nature of this disease, medical imaging such as CT scan or MRI is the only way to diagnose. After scanning the images will be sent to a group of technicians who will process and clean up the data. Finally, a radiologist will review to diagnose and write the reports for the images. This process can take up to 50 minutes. As soon as the risk assessments justify the need for surgery, the patient will be offered a surgical option. In this step, the neurointerventionalist and surgeon will collaborate to find the best implant for the patient based on their experience. That's why we're building VasoGnosis. To be the first computed assistance diagnostic and surgical planning software platform for cerebrovascular diseases. Each time that the patient comes back for a new scan, our virtual radiology assistance software will receive the exact same medical images. Our artificial intelligence algorithms are trained to find the aneurysm, do the 3D measurements, compare with previous scans, and provide new risk assessment, as well as 3D change reports. Using our software, the radiologist can finalize the diagnostic report in a matter of seconds. When it comes time for surgery, our virtual surgery assistance software is the only standard platform in the market where the surgeon can simulate different surgical options and compare the outcomes before operating on the patient. For more information contact us at www.vasognosis.com.

VasoGnosis Cerebrovascular Segmentation Algorithm
https://www.youtube.com/watch?v=dHrHsq6xEzM&feature=emb_title

No voiceover.

VasoGnosis Team Introduction
https://www.youtube.com/watch?v=57rWKzb9OdU&feature=emb_title

Ali Bakhshinejad:
Hi, my name is Ali Bakhshinejad, and I am the CEO and co-founder of VasoGnosis. VasoGnosis is an AI-powered medical diagnostic and surgical planning software for vascular diseases. Our platform analyzes medical imaging from CT and MRI scans using deep learning to improve detection of cerebral aneurysm, perform automated serial monitoring of patients, and help surgeons and interventionalists plan brain operations to optimize their success. I started the company based on my PhD and postdoc research on brain aneurysm imaging and computational fluid dynamics. Then I asked my good friend, Pedram Ghamisi, our chief technical officer, to help me build a solution.

Pedram Ghamisi:
Thanks, Ali. I lead our technical team to develop end to end deep learning and Cloud based software platforms for brain vascular diseases.

Pedram Ghamisi:
More about myself. I received a PhD in electrical and computer engineering from the University of Iceland in 2015. Since the beginning of my master's studies, I've been working intensively on machine learning and deep learning and their applications to earth observation and medical imaging.

Ali Bakhshinejad:
After Pedram joined me, I recruited Sundeep Mangla as our chief medical officer to lead the development of clinical validation and adoption strategies.

Sundeep Mangla:
Thanks, Ali. As chief medical officer, I'm leading VasoGnosis's effort to develop clinically relevant solutions for vascular diseases. As a neuro interventional radiologist with over 20 years of experience, I've cared for thousands of patients suffering from brain aneurysms, strokes and vascular diseases of the brain. I have extensive experience with clinical trials and biomedical engineering.

Ali Bakhshinejad:
And now, our first full time employee, chief operations officer and co founder, Alexa Miller.

Alexa Miller:
Thanks, Ali. Three years ago, I first joined Ali at the University of Wisconsin in Milwaukee while we were both going to school there. At UWM, we studied aneurysm flow prediction and the skills I learned turned out to be invaluable to my current position. My degree is in mechanical engineering, but I also have a number of years of experience programming with popular engineering languages. As a chief operations officer, I work closely with Pedram and coordinate with our other developers to turn our expertise into a working code base. Using my past research experience, I work to synthesize modern machine learning techniques with knowledge about our specific data in order to build the best performing algorithms.

Ali Bakhshinejad:
As you can see, we have a dedicated and experienced team with deep domain expertise. We at VasoGnosis are excited to be leading the development of the next generation of AI in healthcare solutions for life threatening vascular diseases. Thank you so much for your time and please feel free to reach out if you have any questions.